Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
William Lyon Homes:
We consent to the incorporation by reference in the registration statements (No. 333-190571) on Form S-8, (Nos. 333-194517 and 333-198793) on Form S-3 and (Nos. 333-187867, 333-193112, 333-200786, 333-196477, and 333-208712) on Form S-4 of William Lyon Homes of our reports dated March 11, 2016, with respect to the consolidated balance sheets of William Lyon Homes and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in this annual report on Form 10-K of William Lyon Homes.

/s/ KPMG LLP

Irvine, California
March 11, 2016